UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-39774
Rover Group, Inc.
(Exact name of registrant as specified in its charter)
720 Olive Way, 19th Floor
Seattle, WA 98101
(888) 453-7889
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Warrants, each whole warrant exercisable to purchase one share of
Class A Common Stock at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)
Class A Common Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0
Explanatory Note: Rover Group, Inc. (the “Company”) redeemed all of the outstanding public and private warrants (the “Warrants”) to purchase shares of its Class A common stock, $0.0001 par value per share (“Class A Common Stock”), that remained outstanding at 5:00 p.m. New York City time on January 12, 2022 (the “Redemption”). The Warrants were issued under the Warrant Agreement, dated December 8, 2020, by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, as amended on December 10, 2021. In connection with the Redemption and following the completion thereof, on January 12, 2022, the Warrants were delisted from The Nasdaq Global Market. The Company’s Class A Common Stock continues to trade on The Nasdaq Global Market under the ticker symbol, “ROVR.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Rover Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ROVER GROUP, INC.

Date: March 21, 2022	By:	/s/ Tracy Knox
	Name:	Tracy Knox
	Title:	Chief Financial Officer